January 10, 2012

VIA EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:    Limited Brands, Inc.
Form 10-K
Filed March 18, 2011
Form 10-Q
Filed December 2, 2011
File No. 001-08344

Dear Ms. Jenkins:

We are in receipt of your comment letter dated January 10, 2012, regarding Limited Brands, Inc.'s March 18, 2011 Form 10-K and December 2, 2011 Form 10-Q filings. As discussed with Ms. Joanna Lam, we are requesting an additional 5 business days to respond due to time constraints associated with our fiscal year end. As a result, we will submit our response letter by January 31, 2012.

Very truly yours,

/s/ Stuart Burgdoerfer

Stuart Burgdoerfer
Executive Vice President and Chief Financial Officer